Exhibit 21.1

Subsidiaries

of

Fabrinet,

a Cayman Islands exempted limited liability company

Subsidiary	Jurisdiction
Fabrinet Co., Ltd.	Thailand
Fabrinet USA, Inc.	California
E2O Communications Pte Ltd.	Singapore
PT E2O Communications Indonesia	Indonesia
FBN New Jersey Manufacturing, Inc.	Delaware
Fabrinet China Holdings	Mauritius
CASIX, Inc.	People’s Republic of China
FBN Canada Manufacturing, Inc.	Canada